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EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
         CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                   THREE MONTHS ENDED
  ($ IN THOUSANDS)                                      MARCH 31,
  ----------------                                      ---------
                                                 2001              2000
                                                 ----              ----
Income (loss) from continuing operations       $(37,356)         $  5,290
Federal and state income tax
  expense (benefit)                             (16,880)            3,310
                                               --------          --------
Earnings (loss) before income
  tax expense (benefit)                         (54,236)(A)         8,600
Fixed charges:
  Interest                                       24,276            20,179
  One-third of all rentals                          269               429
  Preferred stock dividend
    of subsidiary trust                           2,248             2,248
                                               --------          --------
  Total fixed charges                            26,793            22,856
                                               --------          --------
Earnings (loss) before income
  tax expense (benefit) and fixed charges      $(27,443)         $ 31,456
Ratio of earnings to
  fixed charges (B)                                 N/M(C)          1.38x

(A) Earnings (loss) before income taxes in 2001 included $40.8 million of unusual charges associated with restructuring our corporate functions to a size commensurate with our ongoing businesses and other employee costs.

(B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(C)  The ratio calculated in the three months ending March 31, 2001 is less than
     1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $54,236 for the period.